April 3, 2008

Via EDGAR

Mr. Russell Mancuso

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	MicroMed Cardiovascular, Inc.
Post-effective Amendments to Forms SB-2
Filed March 27, 2008
File Nos. 333-127938; 333-130577; 333-136457

Dear Mr. Mancuso:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), MicroMed Cardiovascular, Inc. (“the Registrant”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of its post-effective amendments to Forms SB-2 (File Nos. 333-127938; 333-130577; 333-136457), together with all exhibits thereto (collectively, the “Amendments”).

The Amendments were initially filed with the Commission on March 27, 2008, and have not been declared effective by the Commission.

This Request for Withdrawal is based upon the Registrant’s conclusion that the withdrawal of the Amendments is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Amendments as soon as possible.

Please fax a copy of the order to my attention, at (713) 838-9214. If you have any questions or comments relating to this request for withdrawal, please contact me at (713) 580-8291.

Sincerely, MICROMED CARDIOVASCULAR, INC.

By:	/s/ Deanne Yartz
Deanne Yartz Chief Financial Officer